

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 10, 2008

Mr. Michael Jackson, Syntec Biofuel Inc.
c/o Mr. James Biagi
Monahan & Biagi, PLLC
701 Fifth Avenue, Suite 2800
Seattle, Washington 98104

> **Re:** **Syntec Biofuel**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Amended Form 10-KSB for the Year Ended December 31, 2007**
> **Filed October 22, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **File No. 0-51932**

Dear Mr. Jackson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief